Form N-18F-1

Notification of Election Pursuant to Rule 18f-1

Under the Investment Company Act of 1940.

AXA PREMIER VIP TRUST

Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 24th day of April, 2015.

AXA PREMIER VIP TRUST

BY:	/s/ Steven M. Joenk
Name:	Steven M. Joenk
Title:	Trustee, Chairman, President and Chief Executive Officer

Attest:	/s/ Patricia Louie
Name:	Patricia Louie, Esq.
Title:	Vice President and Secretary